                                IMAX CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


     For the purpose of computing the ratios of earnings to fixed charges, "earnings" consist of earnings (loss) from continuing operations before income taxes and minority interest, loss (income) from equity-accounted investees, capitalized interest, amortization of capitalized interest and fixed charges. "Fixed charges" consist of interest expense, amortization of expenses related to indebtedness (which are included in interest expense), capitalized interest and an estimate of the interest within rental expense, deemed to be one-third of rental expense. Due to losses incurred by IMAX Corporation, the ratio coverage in certain years is less than 1:1. IMAX Corporation would have had to generate additional earnings of $39.0 million in 2000, $62.7 million in 2001 and $2.6 million in 2003 to achieve a ratio of 1:1 in those periods.


                                                                         YEARS ENDED DECEMBER 31,
                                                             -------------------------------------------------
                                                              1999       2000       2001      2002      2003
                                                             -------   --------   --------   -------   -------
                                                                     (IN THOUSANDS EXCEPT RATIO DATA)
Earnings (loss) from continuing operations before income
  taxes and minority interest..............................  $44,864   $(39,311)  $(63,988)  $11,168   $  (168)
Loss (income) from equity-accounted investees..............      683      4,811        (73)     (283)   (2,496)
Capitalized interest.......................................     (754)    (1,393)      (511)       --        --
Amortization of capitalized interest.......................       44        500      1,853        26        26
                                                             -------   --------   --------   -------   -------
                                                              44,837    (35,393)   (62,719)   10,911    (2,638)
                                                             -------   --------   --------   -------   -------
Fixed Charges:
  Interest expense.........................................   21,860     21,961     22,020    17,564    15,856
  Capitalized interest.....................................      754      1,393        511        --        --
  Estimate of the interest within rental expense...........      822      1,633      1,711     1,168     1,321
                                                             -------   --------   --------   -------   -------
  Total fixed charges......................................   23,436     24,987     24,242    18,732    17,177
                                                             -------   --------   --------   -------   -------
Earnings...................................................  $68,273   $(10,406)  $(38,477)  $29,643   $14,539
                                                             =======   ========   ========   =======   =======
Ratio of earnings to fixed charges.........................     2.91x        --         --      1.58x       --